FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	February	…………………………………………………………,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 10, 2023	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Intention to Apply for Delisting of American Depositary Receipts from New York Stock Exchange and for Terminating Registration of American Depositary Receipts with the U.S. Securities and Exchange Commission

February 10, 2023
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (Prime Market) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Intention to Apply for Delisting of American Depositary Receipts from New York Stock Exchange and for Terminating Registration of American Depositary Receipts with the U.S. Securities and Exchange Commission

At a meeting of the Board of Directors held on February 10, 2023, Canon Inc. (the “Company”) passed a resolution to apply for the delisting of its American Depositary Receipts (the “ADRs”) from the New York Stock Exchange (the “NYSE”) and for terminating the registration of the ADRs under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

1.	Reasons for Delisting

The Company listed its ADRs on the NYSE in September 2000, with the main aim of enhancing its name recognition, brand image, and stock distribution. Since then, in addition to complying with disclosure requirements under the Exchange Act, the Company has prepared consolidated financial statements in accordance with U.S. generally accepted accounting principles, established internal controls required by the Sarbanes-Oxley Act, and has actively disclosed information to shareholders and investors.

Over this same period, however, there have been significant changes in the environment surrounding the securities market, including a significant increase in the amount of trading on Japanese stock markets by overseas investors, due to globalization of the Japanese market. In addition to this, amendments to Japanese laws, regulations, and accounting standards, helped resolve regulatory differences between Japan and the United States.

In view of the fact that the Company has largely achieved the objectives stated at the time of listing, and that the volume of trading in the Company’s ADRs on the NYSE has been declining due to the aforementioned changes and other factors, the Company passed a resolution to apply for voluntary delisting of its ADRs from the NYSE and for termination of registration of its ADRs with the SEC.

2.	Stock Exchanges on which the Company will Maintain Listings

The Tokyo Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange, and the Sapporo Stock Exchange

3.	Schedule Regarding to Delisting and Other Matters

February 13, 2023	The Company will notify the NYSE of its decision to delist
February 24, 2023	The Company will file Form 25 with the SEC for delisting from the NYSE
March 6, 2023	Delisting becomes effective

Note: If, for example, the SEC requests an extended review or objects to the withdrawal of listing, the schedule etc. provided above may change.

4.	Future Plans

The Company, even after delisting of its ADRs from the NYSE, intends to maintain its American Depositary Receipt Program in the U.S. and therefore anticipates that its ADRs will continue to trade in the U.S. on the over-the-counter market.

In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC. In the case that all requirements are met, the Company’s reporting obligation under the Exchange Act, which includes the filing of the Company’s annual report on Form 20-F, will terminate. That said, the Company will work to ensure appropriate disclosure to shareholders and investors, including those overseas, by posting on the Company’s website its financial statements and other information in English, as required under Rule 12g3-2(b) under the Exchange Act.

5.	Contact Information for Inquiries Regarding the Company’s ADRs

JPMorgan Service Center (United States)

Tel	:	1-800-990-1135 (toll free within the United States)
1-651-453-2128 (from outside the United States)
Website	:	www.adr.com/contact/jpmorgan
E-mail	:	To contact JPMorgan via email, please click the link
found on the website above